SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13E-100)
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3
THEREUNDER
(AMENDMENT NO. [-])
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
(NAME OF SUBJECT COMPANY)
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
(NAME OF PERSON(S) FILING STATEMENT)
ORDINARY SHARES OF 10P EACH AND AMERICAN DEPOSITARY SHARES
REPRESENTING 10P EACH
(TITLE OF CLASS OF SECURITIES)
ORDINARY SHARES (GB0001662252)
AMERICAN DEPOSITARY SHARES (US1321481079)
(CUSIP NUMBER OF CLASS OF SECURITIES)
JOHN ASTON
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
MILSTEIN BUILDING
GRANTA PARK
CAMBRIDGE CB1 6GH
+44 (0)1223 471 471
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
WITH COPIES TO:
MARK R. UHRYNUK
MAYER, BROWN, ROWE & MAW LLP
11 PILGRIM STREET
LONDON EC4V 6RW
+44 (0) 20 7248 4282
This statement is filed in connection with (check the appropriate box):
a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☒ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*

$427,428,792	$45,735

*For purposes of calculating the filing fee pursuant to Rule 0-11 (d), the transaction value of the CAT Shares and CAT ADSs (each CAT ADS represents one CAT Share) to be received by AstraZeneca, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 17,191,000 CAT Shares (including CAT Shares represented by CAT ADSs) in the United States, representing 40% of the entire issued share capital not already owned by AstraZeneca, multiplied by 1,320 pence per CAT Share, the cash consideration being offered per CAT Share, which yields £226,921,210, converted to U.S. dollars at the daily noon buying rate for pounds sterling in New York certified by the New York Federal Reserve Bank for customs purposes on 15 May 2006, of £1 = $1.8836, which yields $427,428,792, multiplied by 0.0001070, which yields $45,735. Each of the capitalized terms used is defined in the Offer Document (as defined below).
☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
AMOUNT PREVIOUSLY PAID: $45,735
FORM OR REGISTRATION NO.: Schedule TO / 13E-3
FILING PARTY: AstraZeneca PLC/AstraZeneca UK Limited
DATE FILED: 23 May 2006

INTRODUCTION
This Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3") relates to the offer by AstraZeneca UK Limited, a company organised under the laws of England and Wales (the “Purchaser"), which is wholly owned by AstraZeneca plc, as set forth in the Tender Offer Statement on Schedule TO, dated 23 May 2006 (the “Schedule TO”), to purchase all of the ordinary shares (the “Ordinary Shares"), par value 10p per share, and American Depositary Shares (the “ADSs”), of Cambridge Antibody Technology Group plc, a company organised under the laws of England and Wales (the “Company"), at a price of 1,320p per Ordinary Share and per ADS, each representing one Ordinary Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated 23 May 2006 (the “Offer to Purchase"), a copy of which is attached hereto as Exhibit 99.(a) (1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit 99.(a) (2) (which, together with the Offer to Purchase, as amended or further supplemented from time to time, constitutes the “Offer"). The Schedule TO was filed by the Purchaser with the Securities and Exchange Commission (the “SEC”) on 23 May 2006.
In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on 23 May 2006. The information contained in the Schedule 14D-9 is expressly incorporated by reference in response to the items of this Schedule 13E-3.
Any capitalized terms used, but not defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.
ITEM 1. SUMMARY TERM SHEET
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Frequently Asked Questions
Paragraph 2 of Part I (“Letter from the Chairman of CAT”).
ITEM 2. SUBJECT COMPANY INFORMATION
(a)	Name and Address.
The name of the subject company is Cambridge Antibody Technology Group plc, a public limited company incorporated under the laws of England and Wales. The address of the registered offices of the Company is Milstein Building, Granta Park, Cambridge CB1 6GH. The telephone number of the registered offices of the Company is +44 (0)1223 471 471.
(b)	Securities.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 3 of Appendix V (“Additional Information”).

(c)	Trading Market and Price.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 3 of Appendix V (“Additional Information”).
(d)	Dividends.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 3 of Appendix V (“Additional Information”).
(e)	Prior Public Offerings.
Not applicable.
(f)	Prior Stock Purchases.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 5 of Appendix V (“Additional Information”).
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS
(a)	Name and Address.
This Schedule 13E-3 is filed by the Company. The name, business address and business telephone number of the Company are set forth in Item 2 above.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraphs 2.1 and 2.2 of Appendix V (“Additional Information”).
Paragraph 2.6 of Appendix V (“Additional Information”).
(b)	Business and Background of Entities.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraphs 2.1 and 2.2 of Appendix V (“Additional Information”).
Paragraph 2.5 of Appendix V (“Additional Information”).

(c)	Business and Background of Natural Persons.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 2.6 of Appendix V (“Additional Information”).
ITEM 4. TERMS OF THE TRANSACTION
(a)	Material Terms.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Frequently Asked Questions
Paragraphs 2 and 12 of Part 1 (“Letter from the Chairman of CAT”).
Part II (“Letter from AstraZeneca”).
Parts A-D of Appendix 1 (“Conditions to and Further Terms of the Offer”).
(b)	Different Terms.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 3 of Part II (“Letter from AstraZeneca”).
(c)	Appraisal Rights.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Question 15 of Frequently Asked Questions
The text under the heading “Appraisal Rights” in paragraph 4 of Part III (“Special Factors”).
(d)	Provisions for Unaffiliated Security Holders.
None.
(e)	Eligibility for listing or trading.
Not applicable.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(a)	Transactions.

(1)	The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:

Paragraph 2 of Part III (“Special Factors”).

Paragraphs 4, 5, 6, 7 and 11 of Appendix V (“Additional Information”).

Note 3 to accounts in Part 1 of Appendix IV (“Financial information relating to CAT”).

(2)	The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:

Paragraphs 5(d)(xi) and 6 of Appendix V (“Additional Information”).
(b)	Significant Corporate Events.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 1 of Part III (“Special Factors”).
(c)	Negotiations or Contacts.
None.
(d)	Agreements involving the Subject Company’s Securities.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 2 of Part III (“Special Factors”).
Paragraphs 4, 5 and 7.1 of Appendix V (“Additional Information”).
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(a)	Use of Securities Acquired.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 12 of Part II (“Letter from AstraZeneca”).
(b)	Plans.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:

Paragraph 12 of Part II (“Letter from AstraZeneca”).
Paragraph 4 of Part III (“Special Factors”).
ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
(a)	Purposes.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 6 of Part I (“Letter from the Chairman of CAT”).
Paragraph 5 of Part II (“Letter from AstraZeneca”).
(b)	Alternatives.
Not applicable.
(c)	Reasons.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 6 of Part I (“Letter from the Chairman of CAT”).
Paragraph 5 of Part II (“Letter from AstraZeneca”).
The text under the heading “CAT” in paragraph 3 of Part III (“Special Factors”).
(d)	Effects.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Question 14 of Frequently Asked Questions
Paragraphs 7, 8 and 11 of Part I (“Letter from the Chairman of CAT”).
Paragraphs 8, 9, 10, 12, 14 and 15 of Part II (“Letter from AstraZeneca”).
Paragraph 4 of Part III (“Special Factors”).
Paragraphs 6 and 9 of Appendix V (“Additional Information”).
ITEM 8. FAIRNESS OF THE TRANSACTION

(a)	Fairness.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraphs 6 and 13 of Part I (“Letter from the Chairman of CAT”).
(b)	Factors Considered in Determining Fairness.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
The text under the heading “CAT” in paragraph 3 of Part III (“Special Factors”).
(c)	Approval of Security Holders.
Approval of unaffiliated shareholders of the Company is not required in connection with the transaction.
(d)	Unaffiliated Representative.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 5 of Part III (“Special Factors”).
(e)	Approval of Directors.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 5 of Part III (“Special Factors”).
(f)	Other Offers.
None.
ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
(a)	Report, Opinion or Appraisal.
The information set forth under the following section(s) of the Offer to Purchase are incorporated herein by reference:
Paragraphs 6 and 13 of Part I (“Letter from the Chairman of CAT”).
(b)	Preparer and Summary of the Report, Opinion or Appraisal.

The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
The text under the heading “Opinion of Morgan Stanley & Co. Limited” in paragraph 3 of Part III (“Special Factors”).
(c)	Availability of Documents.
A copy of Morgan Stanley’s opinion is included as Annex A to Part III (“Special Factors”) and as Exhibit 99.(c) (1) to this Schedule 13E-3.
ITEM 10. SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
(a)	Source of Funds.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 8 of Appendix V (“Additional Information”).
(b)	Conditions.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 8 of Appendix V (“Additional Information”).
(c)	Expenses.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 13 of Appendix V (“Additional Information”).
The text under the heading “Opinion of Morgan Stanley & Co. Limited” in paragraph 3 of Part III (“Special Factors”).
(d)	Borrowed Funds.
Not applicable.
ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a)	Securities Ownership.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraphs 5 and 11 of Appendix V (“Additional Information”).

(b)	Securities Transactions.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraphs 5 and 11 of Appendix V (“Additional Information”).
ITEM 12. THE SOLICITATION OR RECOMMENDATION
(a)	Intent to Tender or Vote in a Going-Private Transaction.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 4 of Appendix V (“Additional Information”).
(b)	Recommendations of Others.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 6 of Part I (“Letter from the Chairman of CAT”).
Paragraph 5 of Part III (“Special Factors”).
ITEM 13. FINANCIAL STATEMENTS
(a)	Financial Information.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Appendix IV (“Financial Information relating to CAT”).
Paragraph 11.13 of Appendix V (“Additional Information”).
(b)	Pro Forma Information.
Not applicable.
ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
(a)	Solicitations or Recommendations.
The information set forth under the following section(s) of the Schedule 14D-9 is incorporated herein by reference:
The text under the heading “Opinion of Morgan Stanley & Co. Limited” in paragraph 3 of Part III (“Special Factors”).

(b)	Employees and Corporate Assets.
The information set forth under the following section(s) of the Schedule 14D-9 is incorporated herein by reference:
Paragraph 1 of Part III (“Special Factors”).
ITEM 15. ADDITIONAL INFORMATION
(a)	Other Material Information.
None.
ITEM 16. EXHIBITS
For a list of exhibits please refer to the Exhibit Index attached to the end of this Schedule 13E-3, the contents of which are incorporated herein by reference.

SIGNATURES
After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Cambridge Antibody Technology Group plc

By:

/s/ John Aston

Name: John Aston

Title: Chief Financial Officer

Date: 23 May 2006

EXHIBIT INDEX

99.(a) (1)#	Offer Document dated 23 May 2006

99.(a) (2)#	Letter of Transmittal

99.(a) (3)#	Notice of Guaranteed Delivery

99.(a) (4)#	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.(a) (5)#	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.(a) (6)#	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

99.(a) (7)#	Summary Advertisement in The Wall Street Journal, dated 23 May 2006

99.(a) (8)#	Form of Acceptance, Authority and Election

99.(c) (1)	Opinion of Morgan Stanley & Co. International Limited to the board of directors of Cambridge Antibody Technology, dated 14 May 2006

99.(c) (2)	Discussion materials prepared by Morgan Stanley for review with the directors of Cambridge Antibody Technology Group plc on 14 May 2006

99.(d) (1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (2)*	Irrevocable Undertaking between John Robert Brown Aston and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (3)*	Irrevocable Undertaking between Peter Alan Chambrè and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (10)ˆ	Collaboration and Licence Agreement, dated 21 November 2004, between Cambridge Antibody Group plc and AstraZeneca UK Limited

99.(d) (11)*	Break Fee Agreement, dated 14 May 2006, between Cambridge Antibody Group plc and AstraZeneca UK Limited

99.(d) (12)*	Cooperation Agreement, dated 14 May 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited

99.(d) (13)*	Exclusivity Agreement, dated 14 May 2006, between Cambridge Antibody Technology Group plc and AstraZenenca UK Limited

99.(d) (14)+	Subscription Agreement, dated 21 November 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited

99.(d) (15)~	Cambridge Antibody Technology Group plc Executive Incentive Plan

99.(d) (16)>	Form of service agreements with John Aston and Diane Mellett

99.(d) (17)/	Service agreement with Peter Chambré dated 22 February 2002

99.(d) (18)	Subscription agreement between Cambridge Antibody Technology Group plc and Genecor International, Inc.

99.(f) (1)#	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

#	Incorporated by reference to the Schedule TO filed by AstraZeneca PLC and AstraZeneca UK Limited dated 23 May 2006.

+	Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated 27 December 2004.

ˆ	Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 16 December 2004.

*	Incorporated by reference to Amendment No 1 to the Schedule 13D filed by AstraZeneca PLC dated 15 May 2006.

~	Incorporated by reference from Exhibit 4.17 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 3 March 2006.

>	Incorporated by reference from Exhibit 4.18 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 3 March 2006.

/	Incorporated by reference from Exhibit 4.19 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 3 March 2006.